EXHIBIT 99.1

Aeterna Zentaris Announces Appointment of New President and Chief Executive Officer

CHARLESTON, S.C., Oct. 04, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) today announced the appointment of Klaus Paulini as President and Chief Executive Officer of the Company, effective today, replacing Michael Ward. Dr. Paulini will also serve as a Director of the Company.

Dr. Paulini will continue to be based in Frankfurt, Germany, and his appointment as President and Chief Executive Officer aligns with the Company’s refocus on its operations in Germany. The Company’s registered office will remain in Toronto, Ontario, Canada.

Dr. Paulini began his career in the pharmaceutical industry at ASTA Medica AG in 1997. He had an active role in the spinoff and formation of Aeterna Zentaris GmbH from ASTA Medica. Dr. Paulini has managed many of the Company’s clinical development projects including research and development of Macrilen™ (macimorelin). Dr. Paulini obtained his PhD (Dr. Ing.) in chemistry at the Technical University Darmstadt (Germany) in 1993 and specialized in medicinal chemistry and drug discovery during subsequent postdoctoral fellowships at Strathclyde University (Glasgow, Scotland) and J.W. Goethe University (Frankfurt, Germany).

The board of directors of the Company thanks Mr. Ward for his contribution to the Company and wishes him all the best in the future.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Contact:
Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
(843) 900-3211